[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]



Patti Garringer
Ext. 24468
pgarringer@sonnenschein.com




March 26, 2008


VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Amanda McManus


     Re:  Kansas City Southern de Mexico, S.A. de C.V.
          Registration Statement on Form S-4
          Filed October 5, 2007
          File No. 333-146519

Dear Ms. McManus:

     We are writing in response to your letter dated October 24, 2007 setting forth comments of the Securities and Exchange Commission's staff with respect to the above-referenced filing.

     The responses of Kansas City Southern de Mexico, S.A. de C.V. (the "Company") to the Staff's comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter, and each response is preceded by the comment to which it relates. Concurrently with this letter, the Company is filing a Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-4/A (File No. 333-146519) ("Amendment No. 1).

     1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5,
1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

     Response: The Company has noted your comment and reviewed its initial above-referenced filing. Please note, the above requested supplemental letter was filed with the Company's initial filing. The Company also filed an additional copy of the supplemental letter with Amendment No. 1.

     2. Please revise the signature page to include the principal accounting officer. Refer to Instructions for Signatures on Form S-4.

     Response: The Company has noted your comment and added to the signature page of Amendment No. 1, in addition to those that originally signed the Registration Statement, Michael K. Borrows as Chief Accounting Officer.

     Please  note  that  Amendment  No.  1  includes  updates  to  the  original
Registration Statement relating to the passage of time, and other recent developments relating to the Company. As well as to more closely align the Company's disclosure format with that of its parent company, Kansas City Southern. A copy of Amendment No. 1, marked to show changes to the original Registration Statement, is enclosed for your reference. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 816-460-2468.

                                               Sincerely,

                                               /s/ Patti Garringer

                                               Patti Garringer

Enclosure

cc:  Lauren Nguyen
     United States Securities and Exchange Commission
     100 F Street, N.E.
     Washington, D.C.  20549